Exhibit 99.6

CRESCO LABS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022
(Expressed in United States Dollars)

CRESCO LABS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cresco Labs Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cresco Labs Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of a Matter – Change in Accounting Policy
As discussed in Note 2(p) to the consolidated financial statements, the Company has elected to change its method of accounting for lease liabilities. The Company changed its method of calculating the current portion of lease liabilities using the present value of lease payments for the next twelve months to calculating the current portion equal to the total amount by which the lease liability will be reduced over the next twelve months. The Company has also adjusted and presented the change retrospectively for all prior periods presented in the consolidated financial statements.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP (PCAOB ID: 688)
We have served as the Company’s auditor since 2019.

Chicago, IL, USA

March 15, 2024

Cresco Labs Inc. Consolidated Balance Sheets As of December 31, 2023 and December 31, 2022 (In thousands of United States Dollars, except share amounts)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$103,429	$119,341
Restricted cash	5,091	2,169
Accounts receivable, net	51,070	56,492
Inventory, net	107,789	134,608
Loans receivable, short-term	1,421	447
Prepaid expenses	6,417	9,420
Other current assets	2,870	3,569
Total current assets	278,087	326,046
Non-current assets:
Property and equipment, net	368,308	379,722
Right-of-use assets	117,882	128,264
Intangible assets, net	296,966	407,590
Loans receivable, long-term	826	823
Investments	730	1,228
Goodwill	279,697	330,555
Deferred tax asset	11,547	26
Other non-current assets	4,424	9,438
Total non-current assets	1,080,380	1,257,646
TOTAL ASSETS	$1,358,467	$1,583,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,587	$28,093
Accrued liabilities	69,079	65,161
Short-term borrowings	11,817	10,976
Income taxes payable	82,343	94,842
Current portion of lease liabilities	9,416	8,959
Deferred consideration, and other payables, short-term	—	47,834
Total current liabilities	200,242	255,865
Non-current liabilities:
Long-term notes and loans payable, net	497,713	476,891
Lease liabilities	163,811	173,345
Deferred tax liability	40,457	75,138
Deferred consideration, long-term	6,577	7,770
Other long-term liabilities	21,600	7,000
Total non-current liabilities	730,158	740,144
TOTAL LIABILITIES	$930,400	$996,009

COMMITMENTS AND CONTINGENCIES (Note 16)

SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at December 31, 2023 and December 31, 2022, respectively
Subordinate Voting Shares, no par value; Unlimited shares authorized; 320,757,119 and 281,147,586 issued and outstanding at December 31, 2023 and December 31, 2022, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 18,949,596 and 20,082,384 issued and outstanding at December 31, 2023 and December 31, 2022, respectively
Special Subordinate Voting Shares[2], no par value; 1,589 and 639 shares authorized, issued and outstanding at December 31, 2023 and December 31, 2022, respectively
Share capital	1,689,452	1,617,093
Additional paid-in-capital	82,927	87,537
Accumulated other comprehensive loss	(1,151)	(1,393)
Accumulated deficit	(1,265,536)	(1,076,198)
Equity of Cresco Labs Inc.	505,692	627,039
Non-controlling interests	(77,625)	(39,356)
TOTAL SHAREHOLDERS’ EQUITY	428,067	587,683
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,358,467	$1,583,692
1 Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2 Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Operations For the Years Ended December 31, 2023 and 2022 (In thousands of United States Dollars, except share and per share amounts)

	Year Ended December 31,
	2023	2022
Revenues, net	$770,885	$842,681

Costs of goods sold	408,519	435,668

Gross profit	362,366	407,013

Operating expenses:
Selling, general and administrative	299,172	350,653
Impairment loss	151,017	140,655

Total operating expenses	450,189	491,308

Loss from operations	(87,823)	(84,295)

Other expense, net:
Interest expense, net	(60,819)	(57,837)
Other income, net	1,740	15,227

Total other expense, net	(59,079)	(42,610)
Loss before income taxes	(146,902)	(126,905)
Income tax expense	(32,950)	(88,938)
Net loss	$(179,852)	$(215,843)
Net loss attributable to non-controlling interests, net of tax	(4,330)	(3,796)
Net loss attributable to Cresco Labs Inc.	$(175,522)	$(212,047)

Net loss per share - attributable to Cresco Labs Inc. shareholders:

Basic and diluted loss per share	$(0.54)	$(0.71)
Basic and diluted weighted-average number of shares outstanding	323,819,766	298,161,665
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2023 and 2022 (In thousands of United States Dollars)

	Year Ended December 31,
	2023	2022
Net loss	$(179,852)	$(215,843)

Foreign currency translation differences, net of tax	242	(1,139)
Total comprehensive loss for the period	(179,610)	(216,982)

Comprehensive loss attributable to non-controlling interests, net of tax	(4,330)	(3,796)
Total comprehensive loss attributable to Cresco Labs Inc.	$(175,280)	$(213,186)
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2023 and 2022 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2022	$1,556,941	$40,774	$(254)	$(841,907)	$42,182	$797,736
Exercise of options and warrants	4,941	(4,243)	—	—	—	698
Share-based compensation	3,417	20,344	—	—	—	23,761
Employee taxes withheld on certain share-based payment arrangements	290	(717)	—	—	—	(427)
Income tax reserve	—	—	—	155	—	155
Payable pursuant to tax receivable agreements	597	—	—	—	—	597
Tax benefit from shareholder redemptions	(1,239)	—	—	—	—	(1,239)
Equity issued related to acquisitions	34,708	—	—	—	—	34,708
Tax distributions to non-controlling interest holders	—	31,379	—	(5,230)	(68,828)	(42,679)
Excess cash distributions to non-controlling interest holders					(8,645)	(8,645)
Cresco LLC shares redeemed	17,438	—	—	(17,169)	(269)	—
Foreign currency translation	—	—	(1,139)	—	—	(1,139)
Net loss	—	—	—	(212,047)	(3,796)	(215,843)
Ending Balance as of December 31, 2022	$1,617,093	$87,537	$(1,393)	$(1,076,198)	$(39,356)	$587,683
Share-based compensation	9,059	6,280	—	—	—	15,339
Employee taxes withheld on certain share-based payment arrangements	—	(713)	—	—	—	(713)
Income tax reserve	—	—	—	7,212	—	7,212
Payable pursuant to tax receivable agreements	33	—	—	—	—	33
Equity issued related to settlement of acquisition related contingent consideration	47,238	—	—	—	—	47,238
Equity issuances and other adjustments	2	—	—	—	—	2
Tax distributions to non-controlling interest holders	—	(10,177)	—	787	(33,557)	(42,947)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(6,170)	(6,170)
Cresco LLC shares redeemed	16,027	—	—	(21,815)	5,788	—
Foreign currency translation	—	—	242	—	—	242
Net loss	—	—	—	(175,522)	(4,330)	(179,852)
Ending Balance as of December 31, 2023	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2023 and 2022 (In thousands of United States Dollars)

	Year Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(179,852)	$(215,843)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62,512	51,930
Amortization of operating lease assets	6,792	5,795
Bad debt expense and provision expense for expected credit loss	10,706	1,700
Share-based compensation expense	16,356	23,221
Loss on investments	500	4,615
Loss on changes in fair value of deferred and contingent consideration	1,204	5,667
Gain on derivative instruments and warrants	—	(1,184)
Loss on inventory write-offs and provision	3,820	7,358
Change in deferred taxes	(32,659)	(4,643)
Accretion of discount and deferred financing costs on debt arrangements	4,416	3,951
Foreign currency loss (gain)	303	(940)
Loss on sale of assets	(13)	2,635
Impairment loss	151,017	140,655
Gain on lease termination and sale and leaseback transaction	(1,965)	(19,630)
Loss on other adjustments to net income	209	—
Changes in operating assets and liabilities:
Accounts receivable	(5,369)	(14,776)
Inventory	23,491	(2,668)
Prepaid and other assets	2,598	(4,512)
Accounts payable and other accrued liabilities	27,795	10,700
Operating lease liabilities	(28,002)	(22,073)
Income taxes payable	(5,295)	46,783
NET CASH PROVIDED BY OPERATING ACTIVITIES	58,564	18,741
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(55,385)	(83,026)
Purchase of intangibles	(2,498)	(3,106)
Proceeds from sale and leaseback transactions and tenant improvement allowances	2,594	47,914
Payment of acquisition consideration, net of cash acquired	—	(1,135)
Proceeds from sale and disposals of assets	11,704	1,322
Receipts from loans and advances	—	2,654
Payments of loans and advances	(1,000)	(1,200)
NET CASH USED IN INVESTING ACTIVITIES	(44,585)	(36,577)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options, warrants and sell-to-cover shares	—	3,215
Proceeds from the issuance of long-term debt	20,175	—
Payment of debt issuance costs	(1,947)	—
Payment of acquisition-related contingent consideration	(1,787)	(4,927)
Tax distribution payments in accordance with the tax receivable agreement	(222)	—
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(6,170)	(8,646)
Tax distributions to non-controlling interest redeemable unit holders and other members	(32,770)	(73,859)
Principal payment of property, plant, and equipment vendor financing	(701)	—
Principal payments on finance lease obligations	(3,485)	(2,426)
NET CASH USED IN FINANCING ACTIVITIES	(26,907)	(86,643)

Effect of exchange rate changes on cash and cash equivalents	(62)	(113)
Net decrease in cash and cash equivalents	(12,990)	(104,592)
Cash and cash equivalents and restricted cash, beginning of period	121,510	226,102
Cash and cash equivalents, end of period	103,429	119,341
Restricted cash, end of period	5,091	2,169
Cash and cash equivalents and restricted cash, end of period	$108,520	$121,510

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$70,896	$46,756
Interest	53,616	53,651

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Non-cash consideration for business combination	$47,238	$34,708
Non-controlling interests redeemed for equity	5,788	357
Increase to net lease liability	1,474	26,487
Receivable due from seller of previous acquisition	705	797
Liability incurred to purchase property, equipment and intangibles	93	8,664
Purchase of property, plant and equipment through vendor financing	748	—
Purchase of property, plant and equipment through inventory	48	—
Cashless exercise of stock options	—	1,821
Unpaid declared distributions to non-controlling interest redeemable unit holders	10,176	9,896
Receivable related to financing lease transactions	612	612
Liability incurred in accordance with tax receivable agreement	14,564	1,053
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“Randsburg”) was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. As of December 31, 2023, the Company operates in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan and Florida pursuant to the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the New York Marihuana Regulation and Taxation Act; the Massachusetts Regulation and Taxation of Marijuana Act, the Massachusetts Act for the Humanitarian Medical Use of Marijuana and the Massachusetts Act to Ensure Safe Access to Marijuana; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act and the Michigan Marihuana Tracking Act and the Florida Compassionate Medical Cannabis Act, respectively.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
(b)Basis of Measurement
The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(d)Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of December 31, 2023:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
High Road Holdings LLC	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Encanto Green Cross Dispensary, LLC	Arizona	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	62%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
AFS Maryland, LLC	Maryland	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs TINAD, LLC	Illinois	Holding Company	100%
TINAD, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms Partners, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois Asset Management, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Nevada, LLC	Nevada	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%
(a) Legally, Cresco Labs Michigan, LLC is 85% owned by related parties of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Consolidated Statements of Operations and in the Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash and cash on hand at retail locations. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents and mainly consist of certificates of deposits.
(f)Restricted Cash

Restricted cash represents amounts held in escrow related to investments, acquisitions and building improvements.
(g)Accounts Receivable
Accounts receivable are recorded net of allowance for doubtful accounts. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. The Company also estimates and provides an allowance for doubtful accounts based on contractual payment terms, actual payment history of its customers, current economic conditions and individual customer circumstances. Accounts receivable are evaluated monthly based on expected collections over its life and an adjustment is recorded as needed. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations. See Note 17 for further discussion.
(h)Inventory
Inventory is primarily composed of raw materials (cannabis and non-cannabis), work-in-process and finished goods. Inventory is recorded at the lower of cost or net realizable value, with cost determined using the weighted average cost method. For manufactured inventory, costs incurred during the growing and production of cannabis and cannabis-based products are capitalized, net of yield adjustments, as incurred to the extent that costs are less than net realizable value. These costs include, but are not limited to, materials, labor, overhead and occupancy costs, cannabis taxes and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection and testing. Fixed costs associated with underutilized facilities are taken as expenses within the current period. Capacities are set using normalized operating capacity as defined by GAAP. Costs related to purchased finished goods are recorded at cost, including freight. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(i)Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The Company evaluates the recoverability of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. In those cases, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, the Company will determine the fair value of the assets within the asset group and record an impairment loss calculated as the excess in carrying value over fair value. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Any gain or loss arising from derecognition or impairment of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations. The Company assesses property and equipment for indicators of impairment throughout the reporting period. See Note 4 for additional details.

Category	Estimated Useful Life
Leasehold Improvements	1 - 15 years
Machinery and Equipment	5 - 15 years
Furniture and Fixtures	3 - 7 years
Vehicles	5 years
Website and Software	3 years
Computer Equipment	3 - 5 years
Buildings and Building Improvements	5 - 39 years
Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.
(j)Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Costs incurred during the year to renew or extend the term of a recognized intangible asset are included within additions and are amortized on a straight-line basis over the useful lives of the permit or license renewal period. See Note 7 for additional details. Intangible assets are amortized over the following terms:

Category	Estimated Useful Life
Customer Relationships	7 - 8 years
Non-Compete Agreements	2 - 5 years
Trade Names	10 years
Permit Application Fees	1 - 2 years
The estimated useful lives and residual values are reviewed at each year end and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses which represent the future benefits associated with the Company’s cultivation, processing and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually, or more frequently, as warranted if events or changes in circumstances indicate impairment.
For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units, determined based on the smallest identifiable group of assets that generate cash inflows and outflows that are largely independent of cash inflows from other assets or group of assets.
(k)Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net assets acquired. Goodwill is allocated to the reporting unit or reporting units, which are expected to benefit from the synergies of the combination.
Goodwill is not subject to amortization and is tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment may have occurred. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units or groups of reporting units representing the lowest level at which the assets generate cash inflow and outflow independent of other assets. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its reporting units using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs. The impairment review, which is performed October 1 of each year, begins with a qualitative assessment of all reporting units. If the Company determines, based on weighing of all available evidence, that a reporting unit’s carrying value may exceed its fair value at the testing date, the Company performs a quantitative impairment assessment. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would record an impairment charge based on the excess of the carrying value over the fair value. See Note 7 for additional details.

As of December 31, 2023, the Company has no goodwill recorded that is expected to be tax deductible.
(l)Income Taxes

Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive loss or directly in equity.
(i)Current Tax
Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
(ii)Deferred Tax
Deferred taxes are calculated using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. See Note 21 for additional details.
(m)Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with Accounting Standards Codification (“ASC”) 820 Fair Value Measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the inputs to the fair value measurements. The three levels of the hierarchy are:
–Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
–Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
–Level 3 – Inputs for the asset or liability that are not based on observable market data.
See Note 17 for additional details.
(n)Loans Receivable

The Company may provide financing to various related and non-related businesses within the cannabis industry. These loans are classified as held for investment and accounted for as financial instruments in accordance with ASC 310 Receivables. At each reporting date, the Company applies its judgment to evaluate the collectability of the Loans receivable balance and records a provision based on the assessed amount of expected credit loss (“ECL”). See Note 17 for additional details.
(o)Leases

The Company has entered into leases primarily for its corporate offices, cultivation and processing facilities and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options, which are considered reasonably certain to be exercised, are mainly those for which operational decisions have been made that make the lease assets vital to the continued relevant business activities.
Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:
(i)Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
(ii)The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
(iii)Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.
The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid net of interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase or termination option.
ROU assets are measured at cost and are comprised of the following:
(i)The amount of the initial measurement of lease liability;
(ii)Lease payments made at or before the commencement date less any lease incentives received;
(iii)Any initial direct costs; and
(iv)An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located or the underlying asset, if applicable.
The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. A fixed amount of rent expense is recognized on a straight-line basis over the lease term for operating leases. For finance leases, depreciation expense on the ROU asset and interest expense on the lease liability are recognized over the lease term. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.
In accordance with the guidance in ASC 842 Leases, the Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general and administrative expenses or Cost of goods sold in the Consolidated Statements of Operations on a straight-line basis over the lease term. See Note 5 for additional information.
(p)Change in Accounting Policy

On October 1, 2023, the Company elected to change its accounting policy related to the computation of short-term versus long-term lease liabilities. Previously, the current portion of the lease liability was determined by summing the present value of lease payments for the next 12 months. Under the new methodology, the current portion of the lease liability is now calculated by summing the next 12 months lease liability reduction. The Company implemented the change to better leverage automated lease accounting software and further streamline its month-end and quarter-end close processes. Both methodologies are allowable under GAAP. The change was applied retrospectively, and all prior periods presented in the consolidated financial statements have been adjusted in accordance with the updated policy. See sections (z) Reclassifications and Note 5 for additional information.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(q)Revenue Recognition

Revenue is recognized by the Company in accordance with ASC 606 Revenue from Contracts with Customers. Through application of ASC 606, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.
In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:
•Identify a customer along with a corresponding contract;
•Identify the performance obligation(s) in the contract to transfer goods to a customer;
•Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods to a customer;
•Allocate the transaction price to the performance obligation(s) in the contract; and
•Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue consists of wholesale and retail sales of cannabis and other cannabis-derived and related products. Wholesale and retail sales are both generally recognized at a point in time when control over the goods has been transferred to the customer and is recorded net of sales discounts. For retail sales, payment is typically due upon transferring the goods to the customer. For wholesale sales, payment is typically due upon transferring the goods to the customer or within a specified time period permitted under agreed-upon payment terms.
Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. For some of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending and use these points for discounts on cannabis and cannabis related products. These points are recorded as a contract liability until customers redeem their points for discounts. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point redemption, which is calculated based on a standalone selling price and using historical redemption rates. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. In the event of a product recall, the expected value method is utilized to estimate the financial impact and a reduction of revenue is recorded. See Note 13 for additional information on revenue and loyalty programs.
(r)Advertising Costs

Advertising costs are expensed as incurred and are included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $7.4 million and $8.1 million for the years ended December 31, 2023 and 2022, respectively.
(s)Excise Tax

The Company recognizes excise tax and community benefit fees as Cost of goods sold or Selling, general and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(t)Share-Based Compensation
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. For awards with performance conditions, compensation expense is recognized over the service period of awards and adjusted for the probability of achievement of performance-based goals. Expected forfeitures are applied to awards using an expected forfeiture rate that is calculated annually. The expected forfeiture rate is reviewed quarterly and an updated forfeiture rate will be applied to all outstanding awards if there has been a material change to the rate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees, the compensation expense is measured at the fair value of the equity instrument on the grant date. See Note 9 for additional information on share-based compensation.
(u)Variable Interest Entities

A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity’s activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810 Consolidations, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the financial results of the entity. See Note 18 for additional information on VIEs.
(v)Business Combinations and Assets and Liabilities Held for Sale

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed, equity interests and other consideration issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date on which the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where ASC 805 Business Combinations provides exceptions to recording the amounts at fair value. Preliminary balances recorded are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable or one year following the acquisition date. Acquisition costs of the acquirer are expensed to profit or loss; acquisition costs of the acquiree paid by the acquirer may comprise a portion of consideration transferred. Non-controlling interest in the acquiree, if any, is recognized at fair value.

The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:
•management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
•the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
•an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
•the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
•the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
•actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized. The Company did not have any assets classified as held for sale as of December 31, 2023 and 2022.

(w)Loss Per Share
Loss per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares (“Redeemable Units”); stock options, and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, stock options, and RSUs is computed using the treasury stock method. See Note 10 for additional information on Loss Per Share.
(x)Use of Estimates
The preparation of the Company’s consolidated financial statements under GAAP requires management to make estimates, judgments and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
(y)Newly Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2023.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(z)Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. Early adoption is permitted. The amendments should be applied on a prospective basis with retrospective application permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of the disclosure requirements on its consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC's existing disclosure with those entities that were not previously subject to the SEC's requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently accessing the impact on our consolidated financial statements.
(aa)Reclassifications

As of December 31, 2022, $17.2 million of current portion lease liabilities were reclassified to non-current leases liabilities, and $7.8 million of short-term borrowings of financing liabilities were reclassified to long-term notes and loans payable as disclosed on the Consolidated Balance Sheets and the notes hereto. Certain amounts from unaudited prior interim periods have also been reclassified to conform with the report classifications of the current period. The current portion of lease liabilities were reduced by $17.4 million, $17.1 million and $15.9 million, as of March 31, 2023, June 30, 2023, and September 30, 2023, respectively. Non-current lease liabilities were increased by the same amounts for each respective period. Short-term borrowings were reduced by $7.5 million, $7.2 million and $6.8 million as of March 31, 2023, June 30, 2023, and September 30, 2023, respectively. Long-term notes and loans payable were increased by the same amounts for each respective period. The reclassifications had no effect on previously reported total current assets, total liabilities, total shareholders' equity, retained earnings, Consolidated Statements of Operations or Consolidated Statements of Cash Flows.
Separately presented, as of December 31, 2022, the Company broke out Additional paid-in-capital balances previously included in Share Capital on the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders' Equity. The reclassifications had no effect on total liabilities and shareholders' equity.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 3. INVENTORY
Inventory as of December 31, 2023 and 2022, consisted of the following:

	December 31,	December 31,
($ in thousands)	2023	2022
Raw materials	$12,649	$36,233
Raw materials - non-cannabis	17,937	26,709
Work-in-process	51,538	41,164
Finished goods	25,665	30,502
Total Inventory	$107,789	$134,608

The Company wrote off $3.8 million and $7.4 million of inventory during the years ended December 31, 2023 and 2022, respectively. These write-offs are included in Cost of goods sold presented in the Consolidated Statements of Operations.

In addition, during the year ended December 31, 2023, the Company recorded an adjustment of $0.7 million to write down inventory to its net realizable value. The assets were sold in the fourth quarter of 2023.

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

($ in thousands)	December 31, 2023	December 31, 2022
Land and Buildings	$207,194	$176,594
Machinery and Equipment	41,928	39,928
Furniture and Fixtures	37,912	28,724
Leasehold Improvements	173,614	142,880
Website, Computer Equipment and Software	11,124	10,232
Vehicles	2,892	3,552
Construction In Progress	14,483	55,507
Total property and equipment, gross	489,147	457,417
Less: Accumulated depreciation	(120,839)	(77,695)
Total property and equipment, net	$368,308	$379,722

As of December 31, 2023 and 2022, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

The following table reflects depreciation expense related to property and equipment:

($ in thousands)	December 31, 2023	December 31, 2022
Depreciation expense included in selling, general and administrative expense	$18,475	$11,255
Depreciation expense included in cost of goods sold and ending inventory	35,716	29,847
Total depreciation expense	$54,191	$41,102

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
As of December 31, 2023 and 2022, ending inventory includes approximately $12.8 million and $10.9 million of capitalized depreciation, respectively. For the years ended December 31, 2023 and 2022, $33.9 million and $28.0 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $10.8 million and $9.1 million, respectively, related to depreciation capitalized to inventory in prior years.

During the year ended December 31, 2023, the Company wrote down the remaining assets at our Mendota facility with a net book value of $0.1 million and sold certain assets to a third-party and recorded a net gain on sale of assets of $0.1 million to Other income, net in the Consolidated Statements of Operations.

During the year ended December 31, 2023, the Company sold $2.5 million of property and equipment at our Encanto Green Cross Dispensary in Arizona. The Company accelerated depreciation expense of $0.7 million on the property and equipment sold. See Note 11 for additional information related to dispositions.

During the year ended December 31, 2023, the Company sold $2.1 million of property and equipment and recorded a $0.9 million net gain on the sale of a cultivation and manufacturing facility in Florida. The gain is recorded in Other income (expense), net in the Consolidated Statements of Operations.

In the fourth quarter of 2022, management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the assumptions related to renewal options for certain leases at the impacted facilities. The Company accelerated depreciation on leasehold improvements related to those leases, with additional depreciation expense taken on these leasehold improvements in the amount of $1.1 million during year ended December 31, 2023.

In the second quarter of 2022, the Company determined that approximately $2.4 million of materials held in construction in progress would not be used. The materials were sold in July of 2022 for $0.9 million, with a $1.5 million loss on sale recorded to Selling, general and administrative expenses in the Consolidated Statements of Operations.

During the second quarter of 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company exercised its early termination right to reduce the existing lease terms to 180 days at these locations and determined that the useful life of impacted leasehold improvements had essentially ended. As such, the Company accelerated depreciation on these leasehold improvements to reduce the associated net book value down to $nil, with additional depreciation expense taken on these leasehold improvements in the amount of $2.7 million during the second quarter of 2022. During the year ended December 31, 2022, the Company recorded additional accelerated depreciation on other remaining assets at the facility in the amount of $0.5 million.

On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania facility to Aventine Property Group (“Aventine”). Concurrent with the closing of the sale, the Company, entered into a long-term, triple-net lease agreement with Aventine and will continue to operate the facility as a permitted cannabis cultivation and processing facility. In connection with this transaction, the Company disposed of fixed assets with a net book value of $29.7 million and recorded a net gain on sale of assets of $14.7 million to Other income, net, in the Consolidated Statements of Operations.

In the fourth quarter of 2022, the Company sold materials held in construction in progress that would not be used. The cost basis was approximately $0.9 million for net proceeds of $0.3 million, with a $0.6 million loss on sale recorded to Selling, general and administrative expenses in the Consolidated Statements of Operations.

NOTE 5. LEASES
The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities and dispensaries. The Company has no material lessor arrangements as of December 31, 2023 and for the year ended December 31, 2022. Depending upon the type of lease, the original lease terms generally range from 1 year to 20 years. Certain leases include renewal options

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
ranging from 3 years to 25 years. The Company is reasonably certain to exercise renewal options ranging from less than 1 year to 10 years on certain leases.
Some leases may contain variable lease payments based on an index or rate. These rates are initially measured using the index or rate in effect at lease commencement, and changes to index-based lease payments are recognized in profit or loss in the period of the change and are immaterial.
The following table reflects the Company’s lease balances within the Consolidated Balance Sheets:

($ in thousands)	December 31, 2023	December 31, 2022
ROU assets	$117,882	$128,264
Current portion of lease liabilities(a)	9,416	8,959
Non-current lease liabilities(a)	163,811	173,345
(a) December 31, 2022 balances have been reclassified to reflect current year presentation changes. See “Reclassifications” in Note 2 for further discussion.
The following tables reflects the components of lease expense included in the Consolidated Statements of Operations:

($ in thousands)	December 31, 2023	December 31, 2022
Lease depreciation expense included in selling, general and administrative expense	$2,364	$2,466
Lease depreciation expense included in cost of goods sold and ending inventory	50	289
Total finance lease depreciation expense	$2,414	$2,755

Rent expense included in selling, general and administrative expense	$12,523	$9,919
Rent expense included in cost of goods sold	15,492	12,808
Total rent expense - operating leases	$28,015	$22,727

Short-term rent expense included in selling, general and administrative expense	$465	$627
Interest expense - leases	$3,513	$3,952

As of December 31, 2023 and December 31, 2022, ending inventory includes $nil and $0.1 million of capitalized lease depreciation. For the years ended December 31, 2023 and 2022, $0.1 million and $0.3 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $0.1 million for both periods related to depreciation capitalized to inventory in prior periods.
In the fourth quarter of 2022, the Company committed to a plan to restructure additional operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the values of certain leases at the facilities impacted as a result of a change in the underlying assumptions regarding renewal options for those leases. The differences between the carrying amounts of the ROU assets and lease liabilities associated with these leases, resulted in a gain on lease termination of $1.1 million for the year ended December 31, 2023 and is included in Other income, net, in the Consolidated Statements of Operations.

During the second quarter of 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company has terminated the existing leases at these locations. A termination notice was issued to the landlord of these locations, which included two long-term greenhouse leases and a short-term rental of a housing facility. Due to differences between the carrying amounts of the ROU assets and

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
lease liabilities associated with these leases, a gain on lease termination of $4.9 million was recorded for the year ended December 31, 2022 and is included in Other income, net, in the Consolidated Statements of Operations.

On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania, facility to Aventine. Concurrent with the closing of the sale, the Company entered into a long-term, triple-net lease agreement with Aventine and will continue to operate the facility as the permitted cannabis cultivation and processing facility. The selling price for the property was $43.7 million, net of transaction costs and a net gain on sale of assets of $14.7 million was recorded to Other income, net, in the Consolidated Statements of Operations. The lease has a term of 10 years and was recorded as an operating lease which resulted in a ROU asset and lease liability of $29.7 million. During the year ended December 31, 2023, the Company entered into no financing or sale and leaseback transactions.

In the fourth quarter of 2022, the Company recorded impairment to ROU assets related to the following:

•In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. It was determined that this was an indicator of impairment for associated assets. $1.0 million in impairment to ROU assets was recorded to the California reporting unit during the twelve months ended December 31, 2022.
•During the annual impairment assessment, which is described in Note 7, Management determined it is more likely than not that the Arizona reporting unit carrying value exceeds its fair value based on updated forecasts and projections. $0.8 million in impairment to ROU assets was recorded to the Arizona reporting units, respectively, during the twelve months ended December 31, 2022.
The Company has received tenant improvement allowance reimbursements of $2.5 million and $3.6 million across all finance and operating leasing arrangements for the years ended December 31, 2023 and 2022, respectively, and has received tenant improvement allowance reimbursements of $0.1 million and $0.6 million for other financing transactions for the years ended December 31, 2023 and 2022, respectively. The Company expects to receive an additional $3.3 million from finance and operating leasing arrangements and $0.7 million from other financing transactions in future periods. As of December 31, 2023, maturities of lease liabilities were as follows:

($ in thousands)	Total	Operating Leases	Finance Leases
2024	$33,299	$28,417	$4,882
2025	33,973	28,953	5,020
2026	34,365	29,219	5,146
2027	34,606	29,373	5,233
2028	34,477	29,353	5,124
Thereafter	179,586	161,249	18,337
Total lease payments	$350,306	$306,564	$43,742
Less: imputed interest	(173,769)	(154,594)	(19,175)
Less: tenant improvement allowance	(3,310)	(2,865)	(445)
Present value of lease liabilities	173,227	149,105	24,122
Less: current lease liabilities	(9,416)	(7,677)	(1,739)
Present value of long-term lease liabilities	$163,811	$141,428	$22,383

(a)Long-term financing liabilities

The Company also has long-term financing liabilities associated with certain properties. See Note 12 for additional details on these transactions. As of December 31, 2023 and 2022, the Company had long-term financing liabilities of $93.5 million and $95.4 million, respectively. During 2023, the Company recorded payments of $13.2 million and

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
interest expense of $11.7 million related to these liabilities. During 2022, the Company recorded payments of $12.9 million and interest expense of $11.9 million.

As of December 31, 2023, maturities of financing liabilities were as follows:

($ in thousands)	Financing Liabilities
2024	$13,534
2025	13,873
2026	14,221
2027	14,578
2028	14,944
Thereafter	96,893
Total financing payments	$168,043
Less: interest	(72,432)
Less: tenant improvement allowance	(94)
Present value of financing liabilities	$95,517
Less: short-term financing liabilities	(2,004)
Present value of long-term financing liabilities	$93,513

Other information related to leases as of and for the years ended December 31, 2023 and 2022 was as follows:

	2023		2022
($ in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$100,249	$17,633	$106,127	$22,137
Lease liabilities (current)[1]	$7,677	$1,739	$7,274	$1,685
Lease liabilities (non-current)[1]	$141,428	$22,383	$145,445	$27,900

Weighted- average remaining lease term[2]	11.0	9.6	11.9	10.4
Weighted-average discount rate	15.0%	14.0%	14.5%	13.6%
1 December 31, 2022 balances have been updated to reflect current year presentation changes. See “Reclassifications” in Note 2 for further discussion.
2 Weighted-average remaining lease term does not include extensions which the Company is not reasonably certain to enter into.

As the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the risk-adjusted rate of interest the Company would have to pay to borrow on a collateralized basis over a similar economic environment and term.
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

($ in thousands)	2023	2022
Interest paid on finance leases	$3,470	$3,877

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 6. INVESTMENTS
The Company currently has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.
The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value.

During the year ended December 31, 2022, Lighthouse, in conjunction with a spin-off transaction, issued Lighthouse shareholders a prorated interest in Infamy Brews, LLC, DBA (“Two Roots Brewing Co.”), a non-alcoholic brewing company. On September 15, 2023, Two Roots Brewing Co. ceased operations, and as a result the Company wrote off the remaining investment balance of $0.1 million in Two Roots Brewing Co. The Company currently holds 0.8% ownership interest in Two Roots Brewing Co. The investment is held at fair value and classified as an equity security without a readily determinable value.

The following is a summary of the investments held at fair value as of December 31, 2023 and December 31, 2022:

	December 31,	December 31,
($ in thousands)	2023	2022
420 Capital	$68	$68
Lighthouse	81	339
Two Roots Brewing Co.	—	93
Old Pal	532	592
IMC	49	136
Total Investments	$730	$1,228

During the years ended December 31, 2023 and 2022, the Company recorded mark-to-market losses of $0.3 million and $4.6 million, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 7. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of:

	December 31, 2023
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$31,000	$(11,623)	$19,377
Trade Names	2,100	(1,680)	420
Permit Application Costs	17,351	(15,980)	1,371
Other Intangibles(a)	6,013	(5,886)	127
Indefinite-Lived Intangible Assets
Licenses	275,671	—	275,671
Total Intangible Assets	$332,135	$(35,169)	$296,966
(a) Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.

	December 31, 2022
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$31,879	$(8,127)	$23,752
Trade Names	2,100	(1,610)	490
Permit Application Costs	15,027	(13,897)	1,130
Other Intangibles(a)	6,284	(5,573)	711
Indefinite-Lived Intangible Assets
Licenses	381,507	—	381,507
Total Intangible Assets	$436,797	$(29,207)	$407,590
(a) Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.

During the year ended December 31, 2023, the gross carrying amount of intangible assets decreased by $104.7 million, primarily related to impairment charges discussed below. During the year ended December 31, 2022, the gross carrying amount of intangible assets decreased by $19.7 million, primarily related to impairment charges discussed below.

The following table reflects the amortization expense related to intangible assets for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Amortization expense included in selling, general and administrative expense	$3,699	$6,915
Amortization expense included in cost of goods sold and ending inventory	3,347	3,444
Total amortization expense	$7,046	$10,359

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
As of December 31, 2023 and 2022, ending inventory included $1.0 million and $1.6 million of capitalized amortization, respectively. During the year ended December 31, 2023 and 2022, the Company recorded $4.0 million and $2.9 million of amortization expense to Costs of goods sold, including $1.6 million and $1.1 million, respectively, related to amortization capitalized in inventory in prior periods.

The following table outlines the estimated amortization expense related to intangible assets as of December 31, 2023:

($ in thousands)	Estimated Amortization
2024	$5,339
2025	4,173
2026	3,877
2027	3,272
2028	2,962
Thereafter	1,672
Total estimated amortization	$21,295

(b)Goodwill

The changes in carrying amount of goodwill are as follows:

($ in thousands)	Total
Balance at January 1, 2022	$446,767
Impairment	(117,024)
Measurement period adjustments	812
Balance at December 31, 2022	330,555
Impairment	(50,858)
Balance at December 31, 2023	$279,697

(c)Impairment

During the year ended December 31, 2023, the Company recorded impairment to goodwill and indefinite-lived intangible assets related to the following:

•During the year ended December 31, 2023, the Company completed the sale of assets at our Encanto Green Cross Dispensary in Arizona. Based on an analysis of the fair value of these assets, the book value was written down by $0.2 million and impairment charges were recognized in the Consolidated Statements of Operations.

•During the third quarter of 2023, management determined it is more likely than not that the California, Florida and New York reporting units' carrying value exceeded their fair value due to updated forecasts and projections of future cash flows for the reporting units. As a result, $9.9 million, $79.4 million and $40.0 million, respectively, of impairment charges reducing the carrying value of goodwill and licenses were recognized in the Consolidated Statements of Operations.

•During the second quarter of 2023, management determined it is more likely than not that the Massachusetts reporting unit’s carrying value exceeded its fair value due to updated forecasts and

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
projections for this reporting unit. As a result, a $21.5 million impairment charge reducing the carrying value of goodwill and licenses was recognized in the Consolidated Statements of Operations.

During the year ended December 31, 2022, the Company recorded impairment to goodwill and indefinite-lived intangible assets related to the following:

•In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. It was determined that this was an indicator of impairment for associated assets. $89.5 million in goodwill impairment was recorded to the California reporting unit during the twelve months ended December 31, 2022.

•During the annual impairment assessment, which is described below, Management determined it is more likely than not that the Arizona, Massachusetts and Maryland reporting units carrying values exceed their fair value due to updated forecasts and projections for those reporting units. $10.1 million and $0.9 million in goodwill impairment was recorded to the Arizona and Maryland reporting units, respectively, during the twelve months ended December 31, 2022. $16.5 million and $21.8 million of goodwill and indefinite-lived intangible impairment, respectively, was recorded to the Massachusetts reporting unit during the twelve months ended December 31, 2022.

Annual impairment testing involves determining the fair value, or recoverable amount, of the reporting units to which goodwill and indefinite-lived intangible assets are allocated and comparing this to the carrying value of the reporting units. The measurement of the recoverable amount of each reporting unit was calculated based on the higher of the reporting unit’s fair value less costs to sell or value in use, which are Level 3 measurements within the fair value hierarchy.

The calculation of each of the recoverable amounts based on discounting the future cash flows (value in use) was based on the following key assumptions:

•Cash flows were projected based on the Company’s long-term business plan for each reporting unit. Cash flows beyond the long-term business plan were projected to grow at a perpetual growth rate, which was estimated to range from 2.0% to 3.0% in most cases.

•Discount rates applied in determining the recoverable amount of the reporting units noted above range between 13.0% and 18.5% based on the pre-tax weighted average cost of capital of each reporting unit and other peers in the industry. The values assigned to the key assumptions represent Management’s assessment of future trends in the industries in which the reporting units operate and are based on both external and internal sources and historical trend data.

NOTE 8. SHARE CAPITAL
(a)Authorized
The authorized share capital of the Company, which has no par value, is comprised of the following:
i.Unlimited Number of Subordinate Voting Shares
Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
ii.Unlimited Number of Proportionate Voting Shares
Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and Super Voting Shares (“MVS”) by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. Holders of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.
iii.500,000 Super Voting Shares
Holders of MVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of MVS will be entitled to 2,000 votes in respect of each MVS held.
iv.Unlimited Number of Special Subordinate Voting Shares
Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors.
v.Redeemable Units
As part of a reverse takeover that occurred on November 30, 2018, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(b)Issued and Outstanding
As of December 31, 2023 and 2022, issued and outstanding shares and units consisted of the following:

(shares in thousands)	Redeemable Units	SVS*	PVS**	MVS	SSVS***
Beginning balance, January 1, 2022	109,441	269,971	20,667	500	1
Options and warrants exercised	—	1,279	—	—	—
RSUs issued	—	337	—	—	—
Issuance of shares related to acquisitions	—	5,339	—	—	—
Cresco LLC redemptions	(3,335)	3,335	—	—	—
PVS converted to SVS	—	585	(585)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	148	—	—	—
Share issuances	—	—	—	—	—
Ending balance, December 31, 2022	106,106	280,994	20,082	500	1
RSUs issued	—	1,727		—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	27,091	—	—	—
Cresco LLC redemptions	(9,407)	9,407	—	—	—
PVS converted to SVS	—	1,132	(1,132)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	406	—	—	—
Share issuances	—	—	—	—	1
Ending balance, December 31, 2023	96,699	320,757	18,950	500	2
*SVS includes shares pending issuance or cancellation
**PVS presented on an “as-converted” basis to SVS (1-to-200)
***SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)    Share Issuances - Equity Distribution Agreement
In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued for the years ended December 31, 2023 and 2022, respectively, under the new agreement, which expired in the second quarter of 2023. Upon the expiration of the program, capitalized fees of $0.2 million were expensed to Selling, general and administrative expenses in the Consolidated Statements of Operations.
(ii)     Issuance of Shares - Acquisitions
During the years ended December 31, 2023 and 2022, the Company issued shares in conjunction with certain acquisitions* as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Year Ended December 31, 2023
Laurel Harvest - Contingent Consideration	December 09, 2021	27,091	$47,238

Year Ended December 31, 2022
Cultivate - Contingent Consideration	September 02, 2021	5,340	$34,708
*Laurel Harvest, LLC (“Laurel Harvest”) and Cultivate Licensing, LLC (“Cultivate”)

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(c)     Stock Purchase Warrants
Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding is as follows:

($ in thousands)	Number of warrants*	Weighted average exercise price
Balance as of January 1, 2022	9,842	$9.63
Exercised	(12)	4.24
Forfeited	(9,830)	9.54
Balance as of December 31, 2022	—	$—
*PVS presented on an “as-converted” basis to SVS (1-to-200)
During the year ended December 31, 2022, the Company recorded $0.1 million of warrant exercises into share capital. As of December 31, 2022, all outstanding warrants expired.
(d)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from the Cresco Labs, LLC partnership (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating segment. As of December 31, 2023 and December 31, 2022, the Company accrued for tax-related distributions to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $15.2 million and $4.9 million, respectively. These distributions will reduce non-controlling interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority holders of $38.9 million during the year ended December 31, 2023. Similarly, the Company paid required tax distribution amounts to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $83.6 million during the year ended December 31, 2022.
(e)     Changes in Ownership and Non-controlling Interests
During the year ended December 31, 2023 and 2022, redemptions of 9.4 million and 3.3 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 3.7% and 1.3% in non-controlling interest in Cresco Labs, LLC, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
As of and for the year ended December 31, 2023, non-controlling interest included the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC[4]		Cresco Labs, LLC[1,3]
Non-current assets	$2,943		$28,678		$22,594		$14,703		$1,045		$30,508		$255,947
Current assets	(8,159)		84,571		132,198		6,544		11,502		15,300		(157,691)
Non-current liabilities	—		(10,787)		(3,551)		(13,674)		—		(26,015)		(562,580)
Current liabilities	45,054		(47,928)		(57,388)		(8,213)		(49,954)		(49,812)		329,160
Net assets	$39,838		$54,534		$93,853		$(640)		$(37,407)		$(30,019)		$(135,164)
Net assets attributable to NCI	$2,401		$4,150		$10,368		$(156)		$(12,824)		$(258)		$(81,306)

Revenue	$1,664		$11,701		$18,657		$2,567		$—		$6,271		$92,266
Gross profit	863		7,623		12,323		(473)		(335)		1,503		48,207
Net income (loss)	$188		$4,768		$10,060		$(2,450)		$(246)		$43		$(1,794)
Net income (loss) allocated to NCI	$47		$591		$2,515		$(29)		$(49)		$6		$(879)
NCI percentage at December 31, 2023	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	15.0%	[1]	38.3%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 38.3% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments.
4 As of June 30, 2023, Cresco Labs Michigan, LLC net assets grew to a balance that exceeded the life-to-date capital contributions made by Cresco Labs Inc. As a result, the Company began recording NCI related to Cresco Labs Michigan, LLC.

As of and for the year ended December 31, 2022, non-controlling interest included the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs, LLC[1,3]
Non-current assets	$4,788		$31,151		$22,700		$16,736		$5,376		$286,360
Current assets	(6,875)		34,706		114,843		8,144		13,097		802,774
Non-current liabilities	—		(10,889)		(3,850)		(12,515)		(2,728)		(538,816)
Current liabilities	26,600		(13,438)		(41,111)		(5,768)		(50,722)		(594,052)
Net assets	$24,513		$41,530		$92,582		$6,597		$(34,977)		$(43,734)
Net assets attributable to NCI	$4,190		$3,979		$7,468		$(32)		$(12,434)		$(42,527)

Revenue	$10,582		$53,259		$88,645		$8,650		$(24)		$469,505
Gross profit	12,500		35,485		62,503		1,338		(10,769)		248,472
Net income (loss)	$19,290		$13,322		$43,500		$(4,933)		$(16,458)		$(38,863)
Net income (loss) allocated to NCI	$4,822		$1,652		$10,875		$(49)		$(3,292)		$(16,323)
NCI percentage at December 31, 2022	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	42.0%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.0% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
The effects of changes in the Company's ownership interests in less than 100% owned subsidiaries during the years ended December 31, 2023 and 2022 were as follows:

($ in thousands)	2023	2022
Net loss attributable to Cresco Labs Inc.	$(175,522)	$(212,047)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC shares:
Share Capital	16,027	17,438
Accumulated Deficit	(21,815)	(17,169)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(181,310)	$(211,778)

NOTE 9. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members and service providers. Under the Plan, options and RSUs issued have no voting rights and vest proportionately over periods ranging from the grant date to 4 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock options expire after 10 years after the grant date. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.
Stock Options
A summary of the status of the stock options outstanding consisted of the following:

(Options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2023	25,528	$5.00	7.54	$921
Granted	3,478	1.72
Exercised	—	—
Forfeited	(4,903)	5.43
Outstanding - December 31, 2023	24,103	$4.45	6.60	$328
Exercisable - December 31, 2023	15,989	$4.27	5.75	$328
During the year ended December 31, 2022, options were exercised for gross proceeds of $2.9 million. During the year ended December 31, 2023, there were no options exercised.
The following table summarizes the weighted average grant date fair value and total intrinsic value of options exercised for the years ended December 31, 2023 and 2022:

(Per share)	2023	2022
Weighted average grant date fair value of stock option units granted	$1.21	$2.59
Intrinsic value of stock option units exercised, using market price at exercise date	$—	$5,106

Weighted average stock price of options on the dates on which options were exercised during the year ended December 31, 2022 was $4.64 per option.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
The fair value of stock options granted under the Plan during the years ended December 31, 2023 and 2022, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	2023	2022
Risk-free annual interest rate	3.7% to 4.0%	1.4% to 3.0%
Expected annual dividend yield	0%	0%
Expected stock price volatility	77.0% to 82.8%	74.9% to 80.4%
Expected life of stock options	5.0 to 7.0 years	5.5 to 7.0 years
Forfeiture rate	7.2% to 34.0%	7.2% to 28.0%
Fair value at grant date	$0.94 to $1.52	$1.23 to $4.90
Stock price at grant date	$1.35 to $2.01	$1.81 to $6.91
Exercise price range	$1.35 to $2.01	$1.81 to $6.91

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
RSUs

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.
A summary of outstanding RSUs is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2023	4,258	$5.71
Granted	6,347	1.77
Vested and settled	(1,769)	1.91
Forfeited	(1,974)	3.20
Outstanding - December 31, 2023	6,862	$2.91

The following table summarizes the total fair value of RSUs vested for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Total fair value of RSUs vested, using market price at vest date	$3,373	$2,396

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
Expense Attribution

The following table sets forth the classification of share-based compensation expense related to options awards for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Cost of goods sold	$1,059	$1,984
Selling, general and administrative expense	6,025	11,749
Total share-based compensation expense for option awards	$7,084	$13,733

Unrecognized share-based compensation expense related to option awards as of December 31, 2023 $5.4 million and will be recorded over the course of the next four years.
The following table sets forth the classification of share-based compensation expense related to RSU awards for years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Cost of goods sold	$1,352	$2,097
Selling, general and administrative expense	6,899	7,914
Total share-based compensation expense for RSU awards	$8,251	$10,011

Unrecognized share-based compensation expense related to RSU awards as of December 31, 2023 is $5.8 million and will be recognized over the course of the next four years.

As of December 31, 2023 and December 31, 2022, ending inventory includes $0.7 million and $1.7 million capitalized share-based compensation expense related to both options and RSUs, respectively. For the year December 31, 2023 and 2022, share-based compensation expense was $3.4 million and $3.6 million, respectively, recorded to Cost of goods sold, which includes $1.7 million and $1.2 million, respectively, related to compensation expense capitalized to inventory in prior periods.

NOTE 10. LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share:

	December 31, 2023	December 31, 2022
($ in thousands, except shares and per share amounts)
Numerator:
Net loss	$(179,852)	$(215,843)
Less: Net income attributable to non-controlling interests, net of tax	(4,330)	(3,796)
Net loss attributable to Cresco Labs Inc.	$(175,522)	$(212,047)

Denominator:
Weighted-average basic and diluted shares outstanding	323,819,766	298,161,665

Loss per Share:
Basic and diluted loss per share	$(0.54)	$(0.71)

For the years ended December 31, 2023 and 2022 potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the respective periods. Potentially dilutive shares as of December 31, 2023 and 2022, consisted of the following:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

	Year Ended December 31,

(shares in thousands)	2023	2022
Redeemable Units	96,699	107,443
Options	24,103	25,528
RSUs	6,862	4,182
Total potentially dilutive shares	127,664	137,153

NOTE 11. ACQUISITIONS AND DISPOSITIONS
(a)Deferred Consideration, short-term

The following is a summary of Deferred consideration, short-term balances as of December 31, 2023 and December 31, 2022:

($ in thousands)	December 31, 2023	December 31, 2022
Laurel Harvest deferred consideration, short-term	$—	$47,821
Total Deferred consideration, short-term	$—	$47,821
In the fourth quarter of 2021, Cresco recorded a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred consideration was payable on or before the 18-month anniversary of the acquisition, with accelerated payments required for each of five (5) new dispensaries opened during the 18-month earnout period. The liability was further adjusted to $47.8 million at December 31, 2022 based on our expectation of the value of the liability at that time. In the first quarter of 2023, a payment of $10.0 million was made, which was comprised of a stock issuance valued at $9.7 million and cash payments of $0.3 million. In the second quarter of 2023, a final earnout payment of $38.6 million was made, which was comprised of a stock issuance valued at $37.5 million and cash payments of $1.1 million. See Note 8 for further discussion of equity issued.
(b)Deferred Consideration, long-term

The following is a summary of Deferred consideration, long-term as of December 31, 2023 and December 31, 2022:

($ in thousands)	December 31, 2023	December 31, 2022
Valley Agriceuticals, LLC (“Valley Ag”) operating cash flows deferred consideration	$6,577	$7,770
Total Deferred consideration, long-term	$6,577	$7,770
As of December 31, 2023, the total estimated liability related to the Valley Ag acquisition is $6.6 million. The long-term liability is based on the present value of expected payments associated with the future cash flows of Valley Ag and the expected timing of those payments.
During the year ended December 31, 2023, the Company reclassified $0.3 million of deferred consideration from short-term to long-term due to timing of payment. See Note 17 for additional information.
For the year ended December 31, 2023, the Company recorded a $0.4 million reduction of expense related to deferred considerations. For the year ended December 31, 2022, the Company recorded $0.1 million of

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
expense related to deferred considerations. The expense is recorded in Interest expense, net in the Consolidated Statements of Operations. See Note 20 for additional information.
(c)Dispositions

During the year ended December 31, 2023, the Company completed a divestiture of its AFS Maryland production facility. The Company received cash proceeds of $3.3 million for the sale of property and equipment and intangible assets and recorded a gain of $1.4 million from the completed divestiture. The gain is recorded to Other income (expense), net in the Consolidated Statements of Operations.

During the year ended December 31, 2023, the Company completed the sale of assets at our Encanto Green Cross Dispensary in Arizona. The Company received cash proceeds of $6.5 million for the sale of finished inventory products, property and equipment, license and other certain intangible assets. Based on an analysis of the fair value of these assets, the book value was written down by $0.2 million. The Company recorded a net loss of $1.0 million from the sale in 2023.
(d)Terminated Acquisition

On July 30, 2023, the Company and The Cannabist Company, formerly known as Columbia Care, mutually agreed to terminate the previously announced definitive arrangement agreement, including all divestitures associated with this transaction. During the second quarter of 2023, the Company wrote off a $5.0 million consent fee that was previously capitalized associated with the agreement. The expense is recorded to Interest expense, net in the Consolidated Statements of Operations. See Note 20.

NOTE 12. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of December 31, 2023 and December 31, 2022:

($ in thousands)	2023	2022
Senior Loan	$400,000	$400,000
Mortgage Loans	20,160	—
Short-term borrowings and interest payable	9,813	9,500
Financing liability	95,698	96,917
Total borrowings and interest payable	$525,671	$506,417
Less: Unamortized debt issuance costs	(16,141)	(18,550)
Less: Short-term borrowings and interest payable	(9,813)	(9,500)
Less: Current portion of financing liability[1]	(2,004)	(1,476)
Total Long-term notes and loans payable, net	$497,713	$476,891
1 December 31, 2022 balance have been updated to reflect current year presentation changes. See “Reclassifications” in Note 2 for further discussion.

(a)Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
$7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Consolidated Balance Sheet.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.
On September 22, 2023, the Company amended the Senior Loan pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to enter into the Mortgage Loans further discussed below.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the loan agreement, and would include all accrued and unpaid interest and fees. Interest expense is discussed in Note 20.

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”) an indirect subsidiary of the Company entered into a loan agreement to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of December 31, 2023, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the build-out of the Ellenville cultivation center. The Company incurred $2.0 million in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheet.
During the year ended December 31, 2023, the Company capitalized interest of $0.3 million related to the loan as the build-out of the Ellenville facility is still underway. After completion, interest will be expensed as incurred.
(c)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 6.1 and 16.5 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 20.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 13. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Wholesale	$306,363	$367,222
Dispensary	464,522	475,459
Total Revenues	$770,885	$842,681
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 17.0% and 10.7% of gross revenue for the years ended December 31, 2023 and 2022, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, Pennsylvania, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of December 31, 2023 and 2022, there were 71.2 million and 126.1 million points outstanding, respectively. The contract liability totaled $1.2 million and $2.1 million, respectively, which is included in Accrued liabilities within the Consolidated Balance Sheet for the same period. The Company expects outstanding loyalty points to be redeemed within one year.

NOTE 14. OTHER INCOME (EXPENSE), NET
For the years ended December 31, 2023 and 2022, Other income, net consisted of the following:

($ in thousands)	2023	2022
Unrealized gain on derivative liabilities - warrants	$—	$1,184
Realized loss on financial instruments	(94)	(5,698)
(Loss) gain on provision - loan receivable	(314)	572
Unrealized loss on investments held at fair value	(406)	(4,609)
Gain on disposal of assets	762	14,711
Gain on conversion of investment	—	22
(Loss) gain on foreign currency	(303)	931
Gain on lease termination	1,263	4,876
Other income, net	832	3,238
Total Other income, net	$1,740	$15,227

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
See Note 4 for additional information on Gain on disposition of assets. See Note 5 for additional information related to the Gain on lease termination.

NOTE 15. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 85.1 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $71.5 million in Non-controlling interests as of December 31, 2023. During the years ended December 31, 2023 and 2022, 71.2% and 74.4%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the years ended December 31, 2023 and 2022, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Leases”). During the second quarter of 2022, the Company exercised its early termination right to reduce the SLO Leases term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The remaining liability for the SLO Leases expired in the fourth quarter of 2022.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, MVS shareholder as of December 31, 2023, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the years ended December 31, 2023 and 2022, the Company received tenant improvement allowance reimbursements of $nil and $1.4 million, respectively. The Company expects to receive further reimbursements of $0.7 million within the next twelve months.

Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2023 and 2022:

($ in thousands)	Classification	2023	2022
Operating Leases
Lessor has minority interest in SLO	Rent expense	$—	$513
Lessor has minority interest in MedMar	Rent expense	288	288
Lessor is an MVS shareholder	Rent expense	1,187	1,187

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$306	$306
Lessor has minority interest in MedMar	Interest expense	246	270
Lessor is an MVS shareholder	Depreciation expense	90	81
Lessor is an MVS shareholder	Interest expense	69	76
Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of December 31, 2023 and 2022:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

	December 31, 2023		December 31, 2022
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,294	$1,345	$1,415	$1,456
Lessor is an MVS shareholder	5,332	5,429	5,849	5,907

Finance Leases
Lessor has minority interest in MedMar	$1,729	$2,210	$2,034	$2,452
Lessor is an MVS shareholder	583	502	596	555

The Company has other financing liabilities with related parties associated with certain properties. For both years ended December 31, 2023 and 2022, the Company recorded interest expense on those financing liabilities of $0.3 million. As of December 31, 2023 and 2022, the Company had financing liabilities totaling $1.4 million and $1.5 million, respectively. All of these financing liabilities are due to an entity controlled by an MVS shareholder.

NOTE 16. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or has a material interest adverse to the Company’s interest.
(b)Contingencies
The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of December 31, 2023 and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.
(c)Commitments
As of December 31, 2023, the Company had total commitments of $2.3 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 17. These loans fully satisfy the Company’s funding requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.
The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $3.1 million with additional equity and/or compensation benefits.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

NOTE 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses (“ECLs”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2023 and December 31, 2022 due to their nature and relatively short maturity dates. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers into or out of level 3 for the periods ended December 31, 2023 and December 31, 2022.
The following tables summarize the Company’s financial instruments as of December 31, 2023 and December 31, 2022:

	December 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$103,429	$—	$—	$—	$103,429
Restricted cash[1]	5,091	—	—	—	5,091
Security deposits[2]	4,408	—	—	—	4,408
Accounts receivable, net	51,070	—	—	—	51,070
Loans receivable, short-term	1,421	—	—	—	1,421
Loans receivable, long-term	826	—	—	—	826
Investments	—	49	81	600	730

Financial Liabilities:
Accounts payable	$27,587	$—	$—	$—	$27,587
Accrued liabilities	69,079	—	—	—	69,079
Short-term borrowings	11,817	—	—	—	11,817
Current portion of lease liabilities	9,416	—	—	—	9,416
Lease liabilities	163,811	—	—	—	163,811
Deferred consideration, long-term	—	—	—	6,577	6,577
Long-term notes and loans payable, net	497,713	—	—	—	497,713
Other long-term liabilities	21,600	—	—	—	21,600
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

	December 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$119,341	$—	$—	$—	$119,341
Restricted cash[1]	2,169	—	—	—	2,169
Security deposits[2]	4,367	—	—	—	4,367
Accounts receivable, net	56,492	—	—	—	56,492
Loans receivable, short-term	447	—	—	—	447
Loans receivable, long-term	823	—	—	—	823
Investments	—	136	432	660	1,228

Financial Liabilities:
Accounts payable	$28,093	$—	$—	$—	$28,093
Accrued liabilities	65,161	—	—	—	65,161
Short-term borrowings[3]	10,976	—	—	—	10,976
Current portion of lease liabilities[3]	8,959	—	—	—	8,959
Deferred consideration and other payables, short-term	6	7	—	47,821	47,834
Lease liabilities[3]	173,345	—	—	—	173,345
Deferred consideration, long-term	—	—	—	7,770	7,770
Long-term notes and loans payable, net[3]	476,891	—	—	—	476,891
Other long-term liabilities	7,000	—	—	—	7,000
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Balances reflect current year presentation changes. See “Reclassifications” in Note 2 for further discussion.

The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Year Ended December 31, 2023
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration, and other payables, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2022	$660	$47,821	$7,770
Change in fair value recorded in Interest expense, net	—	1,953	—
Change in fair value recorded in Other income, net	(60)	—	(895)
Payments[1]	—	(50,072)	—
Other[2]	—	298	(298)
Balance as of December 31, 2023	$600	$—	$6,577
1 See Note 8 and Note 11 for additional details related to payments.
2 Other relates to reclassifications from short-term to long-term due to expecting timing of payment. See Note 11.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022

Year Ended December 31, 2022
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Investments	Deferred consideration, contingent consideration, and other payables, short-term	Derivative liabilities, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2021	$565	$660	$71,816	$1,172	$17,651
Change in fair value recorded in Interest expense, net	—	—	900	—	(881)
Change in fair value recorded in Other income, net	—	—	5,647	(1,172)	—
Payments[1]	(1,837)	—	(39,542)	—	—
Change in fair value recorded in Selling, general and administrative	1,272	—	—	—	—
Other[2]	—	—	9,000	—	(9,000)
Balance as of December 31, 2022	$—	$660	$47,821	$—	$7,770
1 $39.5 million payment related to the Cultivate contingent consideration earnout. The $1.8 million payment related to Lighthouse outstanding loan receivable.
2 $9.0 million related to reclassifications from long-term to short-term due to the projected dispensary opening dates.

(a)Loans receivable, short-term
The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of December 31, 2023 and December 31, 2022:

($ in thousands)	Valuation classification	December 31, 2023	December 31, 2022
Short-term loans receivable - Kurvana, net of ECL	Amortized cost	$493	$447
Short-term loans receivable - 280E, net of ECL	Amortized cost	928	—
Total Loans receivable, short-term		$1,421	$447

During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable has a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made.

(b)Loans receivable, long-term

($ in thousands)	Valuation classification	December 31, 2023	December 31, 2022
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$826	$823
Total Loans receivable, long-term		$826	$823

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
$1.2 million were fully funded on March 21, 2022 and mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2023 and December 31, 2022 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Amended Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
The Company’s aging of Accounts receivables as of December 31, 2023 and December 31, 2022 was as follows:

($ in thousands)	December 31, 2023	December 31, 2022
0 to 60 days	$41,820	$49,303
61 to 120 days	8,117	6,118
120 days +	9,097	3,698
Total accounts receivable, gross	59,034	59,119
Allowance for doubtful accounts	7,964	2,627
Total accounts receivable, net	$51,070	$56,492
For the year ended December 31, 2023, one customer accounted for $7.2 million or 12% of the Company’s gross accounts receivable balance. For the year ended December 31, 2022, two customers accounted for $13.9 million or 23% of the Company’s gross accounts receivable balance.
For the years ended December 31, 2023 and 2022, the Company recorded an ECL of $4.9 million and $0.4 million, respectively. An additional $5.5 million and $1.9 million in bad debt expense related to invoice write-offs was recorded for the same respective twelve month periods.
In the fourth quarter of 2022, management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company reserved for approximately $0.1 million of Accounts Receivable at the impacted California entities. Following the plan to restructure certain operations and activities in California, the Company received cash payments totaling $2.0 million for the year ended December 31, 2023.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2023, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations. Net loss for the year ended December 31, 2023, decreased $36.0 million compared to the year ended December 31, 2022. The decrease in net loss was primarily driven by lower operating expenses and less income tax expense, offset by lower revenue.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2023, the Company had working capital (defined as current assets less current liabilities) of $77.8 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

In addition to the commitments outlined in Note 16, the Company has the following contractual obligations as of December 31, 2023:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$95,817	$—	$—	$—	$95,817
Operating leases liabilities	28,417	58,172	58,726	161,249	306,564
Finance lease liabilities	4,882	10,166	10,357	18,337	43,742
Deferred consideration, long-term	—	6,577	—	—	6,577
Long-term notes and loans payable and Short-term borrowings	23,347	428,276	29,522	122,112	603,257
Tax receivable agreement liability	1,065	2,587	3,199	7,713	14,564
Other long-term liabilities	—	7,886	—	—	7,886
Total obligations as of December 31, 2023	$153,528	$513,664	$101,804	$309,411	$1,078,407

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of December 31, 2023 and December 31, 2022, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.3 million in foreign currency exchange losses during the year ended December 31, 2023 and $0.9 million in foreign currency exchange gains during the year ended December 31, 2022.
As of December 31, 2023 and December 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5%, per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrues interest at a rate of 8.4%, per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred consideration and other payables that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration and other payables, short-term with a corresponding change to Other income, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 21 for the Company’s disclosure of uncertain tax positions.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and operating results.

(vii) Inflation Risk
The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which have adversely impacted our operating results. The Company anticipates inflationary pressures to continue throughout 2024. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

NOTE 18. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) before eliminations, which are included in the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary:

	December 31, 2023	December 31, 2022
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$15,485	$17,506
Non-current assets	75,622	63,212
Current liabilities	(1,476)	(3,158)
Non-current liabilities	(124,793)	(108,113)
Non-controlling interests	258	—
Deficit attributable to Cresco Labs Inc.	34,904	30,553

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
The following table presents the summarized financial information about the Company’s consolidated VIEs before eliminations, which are included in the Consolidated Statements of Operations for the years ended December 31, 2023 and 2022:

($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$25,046	$12,659
Net loss attributable to non-controlling interests	(258)	—
Net loss attributable to Cresco Labs Inc.	(4,445)	(8,617)
Net loss	(4,703)	(8,617)

NOTE 19. SEGMENT INFORMATION
The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer and the Chief Transformation Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For both the years ended December 31, 2023 and 2022, the Company generated 100.0% of its revenue in the U.S.

NOTE 20. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Interest expense – notes and loans payable	(43,575)	(38,528)
Interest expense – financing activities	(11,739)	(11,887)
Accretion of debt discount and amortization of deferred financing fees	(4,416)	(3,951)
Interest expense – leases	$(3,513)	$(3,952)
Interest income	2,148	679
Other interest income (expense)[1]	276	(198)
Total Interest expense, net	$(60,819)	$(57,837)
1During the year ended December 31, 2023, the Company recorded $1.2 million of reductions in interest expense related to Valley Ag operating cash flows deferred consideration. See Note 11 for additional information.
See Note 5 for additional information regarding Interest expense – leases and Note 12 for additional information on Interest expense – notes and loans payable, Accretion of debt discount and amortization of deferred financing fees, and Interest expense – financing activities.

NOTE 21. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan and New York (Adult Use) do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
During the second quarter of 2023, Illinois decoupled from the application of IRC Section 280E for any cannabis establishment operating in the state of Illinois and licensed under the Cannabis Regulation and Tax Act and/or Compassionate Use of Medical Cannabis Program Act beginning for taxable years beginning on or after January 1, 2023.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Provision for income taxes consists of the following for the years ended December 31, 2023 and 2022:

($ in thousands)	2023	2022
Current
Federal	$55,679	$69,240
State	15,858	24,341
Foreign	—	—
Total current	$71,537	$93,581

Deferred
Federal	$(23,771)	$(8,332)
State	(18,215)	(9,858)
Foreign	28,749	1,190
Total deferred	$(13,237)	$(17,000)

Change in valuation allowance	$(25,350)	$12,357
Total	$32,950	$88,938

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
As of December 31, 2023 and 2022, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	2023	2022
Deferred tax assets
Share-based compensation	$3,961	$1,381
Financing fees	453	1,291
Net operating losses	40,580	43,629
Inventory	97	346
Lease liabilities	41,088	28,362
Tax receivable agreement	15,379	315
Other	629	386
Total deferred tax assets	$102,187	$75,711

Deferred tax liabilities
ROU assets	$(13,689)	$(9,560)
Property, plant and equipment	(11,669)	(12,393)
Intangible assets	(64,052)	(84,099)
Other	(23,596)	(1,329)
Total deferred tax liabilities	$(113,006)	$(107,381)

Valuation allowance	$(18,091)	$(43,442)
Net deferred tax liabilities	$(28,910)	$(75,112)
As of December 31, 2023, the Company had the following loss carryforwards:
•$41.9 million of non-capital Canadian losses which expire from 2038-2043, which are fully offset by a valuation allowance.
•$55.7 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $50.8 million of U.S. federal net operating loss carryforwards are offset by a valuation allowance.
•$204.6 million of state net operating losses, which expire in 2038-2043, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $183.3 million of state net of state net operating loss carryforwards are offset by a valuation allowance.

As of December 31, 2022, the Company had the following loss carryforwards:
•$63.5 million of non-capital Canadian losses which expire from 2038-2042, which are fully offset by valuation allowance.
•$52.2 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $45.7 million of U.S. federal net operating loss carryforwards are offset by valuation allowance.
•$184.3 million of state net operating losses, which expire in 2038-2042, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $180.8 million of state net of state net operating loss carryforwards are offset by valuation allowance.

A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2023 and 2022. During 2023 and 2022, the Company maintained a full valuation allowance against its net Canadian deferred tax assets, as losses are generated in Canada with no projection of future taxable income.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
In 2023, the Company increased its deferred tax asset related to the step-up in basis from shareholder redemptions under the tax receivable agreement for Cresco Labs LLC by $15.4 million. The Company also recognized an increase to the tax receivable agreement liability of $13.5 million related to estimated payables to certain shareholders.
The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

($ in thousands)	2023	2022
Expected income tax expense at statutory tax rate	$(30,711)	$(26,650)
Tax rate differences	(69)	(2,296)
Pass through and non-controlling entities	(4,881)	(2,183)
State tax expense, net	(4,898)	17,209
IRC Section 280E disallowance	47,043	50,521
Uncertain tax treatment (including penalties and interest)	7,311	12,901
Share-based compensation	2,086	2,261
Goodwill impairment	10,448	25,334
Tax penalties and interest	5,552	4,155
Change in valuation allowance	(25,350)	12,357
Change in state tax rates	10,317	(471)
Change in state filing methods	(3,940)	—
Canadian reorganization basis change	28,730	—
Tax receivable agreement	(2,919)	(395)
Adjustments to prior year provisions	(7,003)	(5,136)
Other	1,235	1,332
Income tax expense	$32,950	$88,938

Effective tax rate	(22.4%)	(70.1%)
During 2022, the Company adopted a tax position whereby certain expenses incurred at dispensary locations are treated as inventoriable costs for tax purposes, reducing the impact of IRC Section 280E on the 2021 tax returns and in the current period. The Company determined that the tax benefit associated with this position did not meet the more likely than not criteria under ASC 740 Income Taxes due to the evolving interpretations of IRC Section 280E. As a result, the Company recorded an additional reserve of $6.1 million for unrecognized tax benefits and accrued $1.3 million of penalties and interest related to unrecognized tax benefits as of December 31, 2023.
The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 Income Taxes and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. It is possible that additional tax distribution liabilities may become due to certain non-controlling interest members as a result of unrecognized tax benefits. While the probable amount of any future tax distribution liability cannot reasonably be estimated, the maximum future tax distribution liability associated with these unrecognized tax benefits is estimated to be $7.8 million as of December 31, 2023.
The Company accrued $6.9 million and $5.5 million in tax penalties and interest as of December 31, 2023 and 2022, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2023 and 2022
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2023	2022
Balance at January 1	$12,746	$—
Additions based on tax positions related to the current year	6,054	7,380
Additions for tax positions of prior years	—	5,366
Balance at the end of the year	$18,800	$12,746
The Company is currently under examination by U.S. federal, state and Canadian tax authorities. As of December 31, 2023, no additional liabilities are anticipated as a result of these examinations. With few exceptions, the Company is generally not subject to examination by tax authorities for years before 2019.

NOTE 22. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 15, 2024, which is the date on which these financial statements were issued, and concluded there were no material subsequent events for the period ended December 31, 2023.